Exhibit 4.7
AMENDMENT NO. 2 TO EMPLOYMENT AGREEMENT
DATED AS OF OCTOBER 9, 2015 (the “AMENDMENT”)

BETWEEN:	AETERNA ZENTARIS, INC., a corporation duly incorporated, having an office at 315 Sigma Drive, Suite 302D, Summerville, South Carolina 29483
(hereinafter the “Corporation”)
AND:	KEITH SANTORELLI, CPA (domiciled at 45 A Street, Unit 3, Boston Massachusetts 02127

(hereinafter the “Executive”)

WHEREAS, the Corporation and the Executive entered into an employment agreement for Executive dated November 11, 2013 (the “Agreement”);
WHEREAS, the Agreement was amended on May 29, 2014 (the “Amendment”) to provide Executive a severance payment for certain termination of employment reasons similar to the reasons as set forth in the employment agreement for the Corporation’s Chief Executive Officer;
WHEREAS, there was a drafting error in the Amendment and the Corporation and the Executive wish to further amend the Agreement now to correct such error in the Amendment and to accurately reflect the intent of the parties when the Amendment was adopted on May, 29, 2014;
NOW, THEREFORE, in consideration of the terms herein contained and for other good and valuable consideration, the parties hereby agree as follow:

Section 6.5 of the Agreement, as added by the Amendment, is hereby deleted and replaced by the following:
6.5    Termination Without Cause or Resignation for Good Reason. In the event that the Executive has a “separation of service” within the meaning of Section 409A of the US Internal Revenue Code of 1986, as amended (a “Separation from Service”) as a result of the Corporation terminating the Executive’s employment without Cause or the Executive resigning for Good Reason, then, except as otherwise agreed upon between the Corporation and the Executive, (1) the Executive’s right to exercise all then outstanding stock options granted to him shall fully and immediately vest on the effective date of his Separation from Service; (2) the Corporation shall pay to the Executive in a lump sum (less applicable tax withholdings) an amount equal to one times (1X) the sum of his then Base Salary and his then Annual Bonus, pro-rated as applicable; and (3) the Corporation shall provide the benefits then provided to the Executive under Section 5 above by purchasing up to eighteen (18) months of the coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1986 (COBRA). All payments due under this Section shall be paid in US dollars by the Corporation no later than twenty (20) business days after the date of the Executive’s Separation from Service, unless there is a requirement to delay the payments under this Section 6.5 for six (6) months to avoid a tax on the Executive under Section 409A of the US Internal Revenue Code of 1986, as amended, in which event, the payment shall be so delayed by six (6) months and one day.

In all other respects, the Agreement, as amended by the Amendment, shall remain in full force and effect and unaltered, except as set forth in this amendment.

IN WITNESS WHEREOF, the parties hereto have duly signed this Amendment No. 2 on this 9th day of October, 2015.

AETERNA ZENTARIS, INC. (CORPORATION)

BY: Philip A. Theodore
Senior Vice President and Chief Administrative Officer

/s/ Philip A. Theodore____________

And: KEITH SANTORELLI (EXECUTIVE)

/s/ Keith Santorelli_______________